UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 2


                   Under the Securities Exchange Act of 1934


                               CD Warehouse, Inc.
                                (Name of Issuer)


                          Common Stock, par value $0.01
                         (Title of Class of Securities)


                                    12512W105
                                 (CUSIP Number)


Doyle E.  Motley,   1204  Sovereign  Row,  Oklahoma  City,  OK  73102;
                405-949-2422 (Name, address and telephone number of person authorized to receive notices and communications)


                                 August 31, 2000
            (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



Check the following box if a fee is being paid with the statement ( ).

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



                                  SCHEDULE 13D
CUSIP No. 12512W105                                      Page 1 of  3


1)  Name of Reporting Persons
S.S. or I.R.S. Identification Nos. of Above Persons

      Formula Growth Fund - ("FGF")

------------------------------------------------------------------------------

2)  Check the Appropriate Box If Either Is a Member of a Group
      (A)(X)
      (B)( )


3)  SEC Use Only


4)  Source of Funds                             OO

5)  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)      [ ]


6)  Citizenship or Place of Organization
                                                      Canada

                  7)  Sole Voting Power         0
Number of
Shares
                  ----------------------------------------------------------
Beneficially8)  Shared Voting Power             0
Owned by
Each
                  ---------------------------------------------------------
Reporting         9)  Sole Dispositive Power    0
Person With

                  10)  Shared Dispositive Power 0


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                              0

12)  Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (  )


13)  Percent of Class Represented by Amount in R0.0%11)


14)  Type of Reporting Person

                              OO

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



Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.01 ("Common Stock"), of CD Warehouse, Inc., a Delaware corporation with principal executive offices at 1204 Sovereign Row, Oklahoma City, Oklahoma 73108 ("CD Warehouse"),

Item 2.  Identity and Background

This statement is filed by Formula Growth Fund ("FGF") a Canadian mutual fund. FGF is managed and controlled by Formula Growth Limited, a Canadian corporation ("FGL"). FGL's directors are John W. Dobson, Randall W. Kelly, Bette Lou Reade, Ian Soutar, Stuart Cobbett, Roger De Serres, Drummond Birks, Scott Taylor, Morris Godel, and Jacques Tetrault. FGL's executive officers are Randall W. Kelly, Bette Lou Reade, Rene Catafago, Kimberly Holden, John Liddy, Ian Soutar and Stuart Cobbett.

The business address for the all entities described herein is 1010 Sherbrooke Street West, Suite 1408, Montreal, Quebec H3A 2R7. The principal business of all entities described herein is investment management. None of the entities described herein have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years. Neither FGF nor, to the best of its knowledge, any director, executive officer or controlling person of FGF has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding FGF or any director, executive officer or controlling person of FGF was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

This amended schedule relates to the sales of last 300,000 shares of CD Warehouse's common stock (the "Sales") owned by FGF. The sales were effected between August 31, 2000 and November 15, 2000 at prices varying between $1.50 and $0.34.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding the following:

FGF effected the Sale as a liquidation of a passive portfolio investment. No other motives, plans or proposals underlie this transaction.

Item 5.  Interest in Securities of the Issuer

Not applicable to this amendment.


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



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable to this amendment.

Item 7.  Material to Be Filed as Exhibits.

Not applicable to this amendment.

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                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Formula Growth Fund


Date: December 22, 2000              /s/ Rene Catafago
                                    ------------------------------------------
                                    Rene Catafago, Vice President, Finance

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